UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72262 / May 28, 2014

Admin. Proc. File No. 3-15806

In the Matter of

NEXTFIT, INC.,
ROCKY MOUNTAIN MINERALS, INC.,
TITAN TECHNOLOGIES, INC.,
TRUDY CORPORATION,
UAGH, INC., and
URANIUM 308 CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by NextFit, Inc., Rocky Mountain Minerals, Inc., Titan
Technologies, Inc., Trudy Corporation, UAGH, Inc., or Uranium 308 Corp., and the Commission
has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to NextFit, Inc., Rocky Mountain Minerals, Inc., Titan
Technologies, Inc., Trudy Corporation, UAGH, Inc., and Uranium 308 Corp. The order
contained in that decision is hereby declared effective. The initial decision ordered that,

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Nextfit, Inc., Rocky Mountain Minerals, Inc., Titan Tech., Inc., Trudy Corp., UAGH, Inc.,
and Uranium 308 Corp.,* Initial Decision Rel. No. 587 (Apr. 14, 2014), 108 SEC Docket 14,
2014 WL 1410538. The stock symbols and Central Index Key numbers are: NXTZ and
1311344 for NextFit, Inc.; RMMI and 312583 for Rocky Mountain Minerals, Inc.; TITT and
932144 for Titan Technologies, Inc.; TRDY and 815098 for Trudy Corporation, UAGI and
1070699 for UAGH, Inc.; and URCO and 1349777 for Uranium 308 Corp.

pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of NextFit, Inc., Rocky Mountain Minerals, Inc., Titan Technologies, Inc., Trudy Corporation, UAGH, Inc., and Uranium 308 Corp., is hereby revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Lynn M. Powalski
Deputy Secretary

INITIAL DECISION RELEASE NO. 587
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15806

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of NETWORK DEALER SERVICES HOLDING CORP., NEXTFIT, INC., ROCKY MOUNTAIN MINERALS, INC., TITAN TECHNOLOGIES, INC., TRUDY CORPORATION, UAGH, INC., AND URANIUM 308 CORP.	INITIAL DECISION ON DEFAULT AS TO SIX RESPONDENTS April 14, 2014

APPEARANCES: David S. Frye, Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on March 20, 2014, alleging that Respondents had securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and had not filed required periodic reports. All Respondents were served with the OIP by March 24, 2014, and answers were due within ten days of service. OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). On April 10, 2014, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Exchange Act Section 12(j) as to Network Dealer Services Holding Corp. Network Dealer Services Holding Corp., Exchange Act Release No. 71923 (Apr. 10, 2014).

Respondents except for Network Dealer Services Holding Corp. (Remaining Respondents) are in default because they did not file an answer to the allegations in the OIP, did not participate in the prehearing conference on April 4, 2014, and have not otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true as to Remaining Respondents. 17 C.F.R. § 201.155(a).

Findings of Fact

NextFit, Inc. (NextFit), stock symbol NXTZ, Central Index Key (CIK) No. 1311344, is a defaulted Nevada corporation located in Sandy, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). NextFit is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $9,442,187 for the prior nine months. As of March 13, 2014, NextFit's common stock was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Rocky Mountain Minerals, Inc. (Rocky Mountain Minerals), stock symbol RMMI, CIK No. 312583, is a dissolved Wyoming corporation located in Prescott, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Rocky Mountain Minerals is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2009, which reported a net loss of $33,000 for the prior nine months. As of March 13, 2014, Rocky Mountain Minerals' common stock was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Titan Technologies, Inc. (Titan Technologies), stock symbol TITT, CIK No. 932144, is a New Mexico corporation located in Albuquerque, New Mexico, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Titan Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 2010, which reported a net loss of $109,224 for the prior nine months. As of March 13, 2014, Titan Technologies' common stock was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Trudy Corporation (Trudy), stock symbol TRDY, CIK No. 815098, is a Wyoming corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Trudy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2010, which reported a net loss of $1,470,906 for the prior nine months. As of March 13, 2014, Trudy's common stock was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

UAGH, Inc. (UAGH), stock symbol UAGI, CIK No. 1070699, is a delinquent Delaware corporation located in Woods Cross, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). UAGH is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of $79,087 for the prior nine months. As of March 13, 2014, UAGH's common stock was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Uranium 308 Corp. (Uranium 308), stock symbol URCO, CIK No. 1349777, is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Uranium 308 is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $228,985 for the prior nine months. As of March 13, 2014, the common stock of Uranium 308 was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Remaining Respondents have failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419. Moreover, Remaining Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission did not receive such letters. Remaining Respondents' failure to file timely annual and quarterly reports is a violation of Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

Exchange Act Section 12(j) authorizes the Commission "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 439.

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Remaining Respondents' violations are recurrent in that they have repeatedly failed to file periodic reports for over two years. See Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). NextFit, Rocky Mountain Minerals, Titan Technologies, Trudy, UAGH, and Uranium 308 are culpable because they knew, or should have known, of their obligation to file periodic reports. See 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Remaining Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Remaining Respondents' registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of NextFit, Inc., Rocky Mountain Minerals, Inc., Titan Technologies, Inc., Trudy Corporation, UAGH, Inc., and Uranium 308 Corp., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. 17 C.F.R. § 201.155(b).

_____
Brenda P. Murray
Chief Administrative Law Judge